Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at April 11, 2012

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the quarter ended January 31, 2012, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the fiscal year ended October 31, 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2011, dated January 23, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE Amex and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

RECENT DEVELOPMENTS

On May 9, 2011, the Québec government launched its “Plan Nord” economic-development program. The Plan Nord promises to be carried out over a period of 25 years. It is intended to lead to more than $80 billion in investments during that time and create or consolidate, on average, 20,000 jobs a year, equivalent to 500,000 man-years. Quest has had many meetings with Québec government representatives regarding the Strange Lake project; these representatives have expressed strong support for the realization of the B-Zone REE deposit development. Investissement Québec has been designated by the Government as the facility to provide investment capital of up to $1 billion towards resource development projects north of the 49th parallel.

QUÉBEC, NEWFOUNDLAND AND LABRADOR PROJECTS

Strange Lake Rare Earth Project

The Strange Lake property comprises a total of 1,028 claims, of which 873 are in Québec and 155 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 42,700 hectares (Figure 1). Exploration work on the Strange Lake Project was focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

Current Exploration

Quest has completed exploration planning for the 2012 campaign. A program of detailed geological mapping, rock geochemical sampling, experimental ground geophysical surveying and approximately 8,000 m of diamond drilling has been outlined for the project. Given that definition drilling of the B-Zone was completed in 2011, drilling will be focused on the definition of higher-grade, near-surface pegmatite style mineralization from targets previously identified by Quest exploration crews on the Strange Lake property.

Pre-Feasibility Study Work

Work is progressing towards completion of the pre-feasibility study of the economic potential of the Strange Lake B-Zone REE deposit. Condemnation drilling is currently being undertaken over Proposed Plant Site #3 and Proposed Airstrip #6 (Figure 2) and is expected to be completed towards the end of April 2012.

Figure 2 – Conceptual Mine/Mill Complex Layout, B-Zone REE Deposit, Québec

An update of the mineral resource estimate is currently being undertaken, incorporating all information gathered between the 2009 and 2011 drilling campaigns. It is expected that the results of this updated estimate will be disclosed by means of a Technical Report in April 2012.

An ongoing program of metallurgical testing, which commenced in early 2011 and built upon the successful results obtained from the initial test work completed in 2010, is nearing completion. The test work suggested that the rare earth elements, along with niobium and zirconium, can be leached from the host minerals by means of simple acid leaching methods using sulphuric acid. Two methods of acid leaching have been identified as being able to leach the rare earth elements from the rock, both of which have been used to evaluate the recoveries of the valuable elements from other rare earth element deposits.

2012 Pre-Feasibility Study and Definitive Feasibility Study Work Program

In order to accelerate the delivery of both pre-feasibility and definitive feasibility study reports, a parallel path of required work programs has been established for the project in 2012.

The pre-feasibility study work program will include completion of the metallurgical solution for the B-Zone, finishing of the preliminary engineering for the project, execution of the financial analysis for the project and delivery of the final National Instrument 43-101 compliant Pre-Feasibility Study technical report. A budget of $2.5 million has been allocated for completion of this work.

The parallel-path definitive feasibility study work program includes completion of an updated mineral resource estimate, pilot plant test work, mining studies, environmental baseline studies, detailed engineering (infrastructure, tailings storage), transportation studies, separation plant studies, completion of a detailed rare earth market study and stakeholder consultation activities. This program has been budgeted at $21.0 million.

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

Quest has committed to a second year of work on the Alterra – Strange Lake project and will continue drilling on this zone during the first part of 2012 as well as test alternative rare earth targets identified on the property. A program of 800 m of exploration drilling is currently being undertaken on the property in a new area of mineralization discovered during Quest’s 2011 work (Figure 3). The program is expected to be completed by late April or early May 2012. Summer drilling on the property will be considered if the results of this program are positive.

Figure 3 – Alterra/Search Minerals Option Property Location Map, Newfoundland and Labrador

Misery Lake Rare Earth Project, Québec and Labrador

The Misery Lake Property consists of a single claim block comprising 1,685 claims, with 1,640 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,254 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O 3, 1.2% P2O5 , 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. The exploration led to the identification of three large, rare-earth bearing, ring features that are characterized as a series of five to six km diameter, compositionally-zoned granitic alkali complexes. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

Exploration planning for the project was completed during the quarter ended January 31, 2012. An expanded program of airborne and ground geophysics, detailed geological mapping and rock sampling is planned for the summer 2012 exploration campaign. In addition, airborne gravity geophysical surveys undertaken by the Federal, Québec and Newfoundland and Labrador governments will be completed in early spring 2012 and will be an important supplement to Quest’s survey work. A total of 12,000 m of diamond drilling is planned on the most favourable targets identified by the project work. In support of a larger exploration crew on the project, it is expected that a winterized, 25-person exploration camp will be established on the property prior to commencement of the summer exploration program.

Ramusio Rare Earth Project, Québec and Labrador

The Ramusio Property consists of a single claim block comprising 53 claims, with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of newly-released Newfoundland and Labrador Government regional airborne magnetic data. The magnetic data indicated a number of circular magnetic features similar to the ring features observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Future Exploration Activities

Exploration work will be required in 2012 to evaluate the combined magnetic and radiometric anomalies. A combined detailed prospecting and mapping program has been proposed for 2012.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 262 claims and totaling 12,691 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. The property covers four significant areas of bedrock uranium mineralization, covering an area of four km2. The uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, biotite-bearing leuco-granite horizons. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35 m.

Future Exploration Activities

Additional exploration work will be required in 2012 to obtain sufficient credits to maintain the claims in good standing.

Plaster Rock Uranium and Copper Project, New Brunswick

Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81 claim property comprises 1,296 hectares and straddles an eight-km long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated, in addition to several historic soil geochemical anomalies reported by previous workers.

Current Work and Future Exploration Activities

During 2011, no exploration work was conducted on the property. All remaining 81 claims will be allowed to lapse when they come due in 2012.

Other Projects: Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on minor projects and potential projects that have not evolved into “Name-designated“ projects as of January 31, 2012. Based on an ongoing review and analysis of these projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures related to the potential projects that had not evolved into “Name-designated“ projects as of January 31, 2012.

Qualified Person

R. V. Zalnieriunas P. Geo. is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently-completed financial quarters through to the quarter ended January 31, 2012:

	2012(1)	Year ended October 31, 2011(1)				Year ended October 31, 2010(2)
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $

Revenues	180,793	209,002	164,778	167,812	153,304	3,291	2,514	1,137

Net loss	(557,870)	(1,905,767)	(858,092)	(1,067,883)	(7,550,716)	(2,166,765)	(363,830)	(1,717,477)

Basic and fully diluted net income (loss) per share	(0.01)	(0.03)	(0.01)	(0.02)	(0.13)	(0.05)	(0.01)	(0.04)

(1):	Prepared under IFRS
(2):	Prepared under Canadian GAAP

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Results of Operations

Quarter ended January 31, 2012 compared with the quarter ended January 31, 2011

Revenues totaled $180,793 for the quarter ended January 31, 2012 compared to $153,304 for the quarter ended January 31, 2011 and consisted of interest income earned on funds on deposit derived from equity financings in October 2010 and the exercise of stock options and warrants in 2011.

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at January 31, 2012, the Corporation had a total of $42,323,611 in cash and investments held-to-maturity (2011 – $48,320,541).

Expenses for the quarter ended January 31, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $914,354 as compared to $7,702,920 for the quarter ended January 31, 2011.

The Unrealized gain on investments held for trading for the quarter ended January 31, 2012 totaled $13,950 compared to an Unrealized loss of $1,100 for the quarter ended January 31, 2011.

For the quarter ended January 31, 2012, the Corporation reported a net loss of $557,870 as compared to a net loss of $7,550,716 for the quarter ended January 31, 2011, after a future income tax recovery of $161,741 (2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $910,109 (2011 – $7,406,720). The decrease of $6,496,611 related to the following variations:

•

Professional fees decreased by $37,943 to $175,335 (2011 – $213,278) and related mainly to higher legal fees of $44,835 offset by lower accounting fees of $30,050 and lower consulting fees of $52,729 during the quarter.

•

Investor relations expenses totaled $417,756 compared to $291,020 for the quarter ended January 31, 2011. The net increase of $126,736 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE Amex on May 23, 2011. The major variations included: an increase in Stock transfer and listing fees of $36,503 to $60,432 (2011 – $23,929); an increase of $4,501 to $11,644 (2011 – $7,143) in costs related to the printing and filing of news releases and on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov); and an increase of $85,732 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $345,680 (2011 – $259,948).

•

Administration expenses decreased by $6,585,404 to $317,018 for the quarter ended January 31, 2012 (2011 – $6,902,422). The main components of this variation consisted of an increase of $29,421 in administrative salaries and employee benefits to $75,013 (2011 – $45,592) due mainly to the hiring of additional personnel; an increase in Exploration Office expenses of $36,431 to $54,112 (2011 – $17,681) due to higher costs and increased activities; an increase in Directors’ and Officers’ liability insurance expenses of $20,302 to $24,973 (2011 – $4,671) as a result of increased coverage; an increase in directors’ fees of $42,509 to $48,750 (2011 – $6,241); an increase of $7,166 in Head Office and other expenses to $21,470 (2011 – $14,304) offset by a decrease of $6,721,233 in Stock-based compensation costs to $92,700 (2011 – $6,813,933). The costs related to Stock-based compensation for the quarter ended January 31, 2012 totaled $315,355 (2011 – $8,675,411) and consisted of $222,655 (2011 – $1,861,478) which was included in Mining properties and deferred costs and $92,700 (2011 – $6,813,933) which was included in Administration expenses. The significant decrease in Stock-based compensation costs, using the Black-Scholes option pricing valuation model, was as a direct result of the number and vesting period of stock options granted in the quarter ended January 31, 2012 of 225,000 (2011 – 2,175,000).

During the quarter ended January 31, 2012, the Corporation recorded a write-down of mining properties and deferred costs of $4,245 (2011 – $296,200). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended January 31, 2012, the Corporation performed impairment reviews of its properties and concluded that no impairment charges were required.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 6 to the condensed interim financial statements totaled $4,078,186 for the quarter ended January 31, 2012 (2011 – $1,798,376) and consisted of $3,774,167 (2011 – $1,221,767) in exploration expenses; $81,364 (2011 – $16,326) in acquisition costs; and $222,655 (2011 – $560,283) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $1,431,960 (2011 – nil) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at January 31, 2012, the fair value of the Investments held for trading was $27,150 compared to $13,200 as at October 31, 2011. The corresponding Unrealized gain on investments held for trading was $13,950 compared to an Unrealized loss of $1,100 for the quarter ended January 31, 2011.

Liquidity and Capital Resources

Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures; and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation largely depends on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Quarter ended January 31, 2012 compared with the quarter ended January 31, 2011

The Corporation’s main sources of funding are equity markets, and the exercise of outstanding warrants and options.

As at January 31, 2012, the Corporation had cash of $16,932,068 (2011 – $23,310,074), of which nil (2011 – $9,912,400) was restricted in use for exploration expenditures pursuant to flow-through agreements and $25,391,543 (2011 – $25,010,467) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $27,150 (2011 – $30,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital, presents no significant risk.

The Corporation has no long-term borrowings.

During the quarter ended January 31, 2012 the Corporation did not raise any cash from the exercise of stock options or warrants. For the quarter January 31, 2011, the Corporation raised cash proceeds of $130,332 from the exercise of stock options and $1,438,331 from the exercise of warrants.

Based on its planned expenditures for fiscal 2012, the Corporation has sufficient funds for the conduct of business as presently contemplated.

Outstanding Share Data

As at April 11, 2012, there were 61,819,684 common shares, 5,568,334 stock options and 2,815,485 warrants outstanding.

Commitments

The Corporation has a lease for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $770,557 as detailed in Note 9 of the Notes to the condensed interim financial statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to qualified Canadian exploration expense (CEE) are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.

As at January 31, 2012, the Corporation had nil (2011 – $9,912,400) available to be renounced pursuant to its flow-through share arrangements, the tax impact of which will be recorded upon renunciation

The Corporation’s tax loss carry-forwards are detailed in Note 5 of the Notes to the condensed interim financial statements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the quarter ended January 31, 2012, the total amount for such services provided was nil (2011 – $52,800, of which $30,400 was recorded in exploration and evaluation assets, and $22,400 in administration expenses).

The Corporation retains the services of a director of the Corporation to carry out professional services. For the quarter ended January 31, 2012, the total amount charged for professional services by directors of the Corporation was nil (2011 – $9,000).

During the quarter ended January 31, 2012, the Corporation incurred fees in the amount of $95,481 (2011 – $48,622) to a law firm in which an officer and director of the Corporation is a partner, which was recorded in professional fees. As at January 31, 2012, an amount of $68,456 (October 31, 2011 – $56,094; November 1, 2010 – $307,405) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at January 31, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The

Corporation’s investments are held primarily in zero-coupon Canadian provincial government bonds or AAA-rated corporate bonds. The Corporation’s receivables consist primarily of commodity taxes receivable and tax credits receivable, and are therefore not subject to significant credit risk.

Interest earned on Canadian and U.S. deposits remained constant during the quarter. The rates as at January 31, 2012 for Canadian and U.S. funds were 1.20% (October 31, 2011 – 1.20%; November 1, 2010 – 0.35%) and 0.10% (October 31, 2011 – 0.10%; November 2010 – 0.10%), respectively.

As at January 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.28% (October 31, 2011 – 0.91%; November 2010 – nil).

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements either regulatory or contractual.

Critical Accounting Estimates

The notes to Quest’s January 31, 2012 condensed interim financial statements and the October 31, 2011 audited financial statements outline the Corporation’s significant accounting estimates. The following accounting estimates are considered particularly critical, as they require substantial judgments by management and are, or could be affected by significant factors which are beyond the control of the Corporation:

Exploration and evaluation assets

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such circumstances include the existence of the rights to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. An impairment loss is recognized for the amount by which the exploration and evaluation assets exceed its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Estimates and assumptions made may change if new information becomes available.

Share-based remuneration expense

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures.

Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the range of business relationships and the long-term nature of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income taxes already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities.

Valuation of refundable tax credits and mining duties credits

The Corporation is entitled to refundable tax credits on qualified mining exploration expenses incurred in the province of Québec. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that those tax credits will be realized.

Changes in Accounting Policies Including Initial Adoption of IFRS

During the quarter, the Corporation adopted IFRS as detailed below:

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all Canadian public issuers to report under IFRS for interim and annual financial statements for years beginning on or after January 1, 2011. The transition from Canadian GAAP to IFRS was applicable for the Corporation’s first quarter ended January 31, 2012 (“Q1-2012”) with restated comparative information for the corresponding period and a restatement of the October 31, 2011 financial statements as well as an IFRS-based opening balance sheet as at November 1, 2010.

Impact of Adopting IFRS on the Corporation’s Financial Statements

The accounting policies set out in note 3 have been applied in preparing the condensed interim financial statements for the quarter ended January 31, 2012, the comparative information presented for the quarter ended January 31, 2011 and the year ended October 31, 2011 and in preparation of an opening IFRS statement of financial position as at November 1, 2010 (the Corporation’s date of transition). IFRS 1 also permits a number of optional and mandatory exemptions from full retrospective application.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is detailed in note 12 to the condensed interim financial statements and is described below:

Exemption applied

On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership (“SIDEX”) in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bore interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitled SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

Under Canadian GAAP, proceeds received upon the issuance of convertible debt were allocated upon initial recognition on the relative fair value of the equity, conversion feature and liability components. The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants. The total debt discount was amortized over the term of the convertible loan using the effective interest method.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

Under IFRS, on initial recognition of a compound instrument, IAS 32 requires the Corporation to identify the various components of the instruments, to determine the fair value of the liability component and to establish, as a residual amount, the equity component. However, an exemption exists for a first-time adopter and there is no need to separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

As the liability component of a compound financial instrument was no longer outstanding at November 1, 2010, the Corporation elected at that date not to apply IAS 32 retrospectively. Consequently, the Corporation has not retrospectively applied the bifurcation rules under IFRS.

Income taxes

Under Canadian GAAP, share capital issued through flow-through share was recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s cumulative eligible expenditures to investors. The tax impact related to the renunciation was recorded at the date the Corporation filed the renunciation documents with the tax authorities, provided there was reasonable assurance that the expense would be made.

IFRS does not provide specific guidance on the accounting for flow-through shares. As a result, under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in share capital and the amount the investors pay for the shares is recognized as a liability which is reversed and recorded as a deferred income tax recovery into the statement of comprehensive loss as eligible expenditures are made. In addition, under IFRS, deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting or taxable profit nor loss at the time of the transaction.

As a result of these differences, upon transition to IFRS, share capital was increased by $441,085 as at November 1, 2010 with a corresponding increase in deficit. Further, as at October 31, 2011 share capital was increased by $2,489,847 for a cumulative adjustment of $2,930,932 and future income tax liabilities were decreased by $490,313 with a corresponding increase in deficit of $2,440,619.

Stock-based compensation

Under Canadian GAAP, forfeitures of awards were recognized as they occur. Under IFRS, an estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. This had no significant impact on the Corporation upon transition to IFRS.

Statement of cash flows

Under IFRS, cash flows related to interest must be classified in a consistent manner as either operating, investing or financing activities each period. Under Canadian GAAP, cash flows related to interest received or paid were classified as operating activities. Under IFRS management has elected to continue to treat cash flows arising from interest receipts as an operating activity – consequently the transition to IFRS had no impact on the statement of cash flows.

Risk Factors

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit depends upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The President and Chief Executive Officer and the Chief Financial Officer have caused management and other employees to design and document our disclosure controls and procedures.

No changes were made in our disclosure controls and procedures during the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s ability to ensure that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting

The Corporation evaluated the design of its internal controls and procedures over financial reporting, as defined in Multilateral Instrument 52-109, for the quarter ended January 31, 2012. There have been no changes in the Corporation’s internal control over financial reporting that occurred during the quarter that have materially affected, or are likely to materially affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category.

Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.